08005573

Morgan Crucible

21st October 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

RECEIVED
2008 OCT 27 A 6:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
OCT 27 2008
THOMSON REUTERS

Tracey Bigmore
Assistant Company Secretary

Enclosure

10/27

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

I:\Stock Exchange Announcements\SEC Filing Letter.doc

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number : 2638G
Morgan Crucible Co PLC
20 October 2008

TR-1: NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Morgan Crucible Company plc
Reason for notification (yes/no)	
An acquisition or disposal of voting rights	yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	no
An event changing the breakdown of voting rights	no
Other (please specify):	

		no
Full name of person(s) subject to notification obligation:	JPMorgan Chase & Co	
Full name of shareholder(s) (if different from 3):	JPMorgan Asset Management (UK) Limited	
Date of transaction (and date on which the threshold is crossed or reached if different):	17 October 2008	
Date on which issuer notified:	20 October 2008	
Threshold(s) that is/are crossed or reached:	5% upwards	

Notified Details	
Voting rights attached to shares	
Class/type of share If possible use ISIN code	GB0006027295
Situation previous to the triggering transaction	

Number of shares	Number of voting rights
13,230,725	13,230,725

Resulting situation after the triggering transaction				
Number of shares	Number of voting rights		Percentage of voting rights	
	Direct	Indirect	Direct	Indirect
13,591,569		13,591,569		5.03%

Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

N/A				

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
13,591,569	5.03%

Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Total disclosable holding for JPMorgan Chase & Co.: 13,591,569 (5.03%) JPMorgan Asset Management (UK) Limited: 13,591,569 (5.03%)

Proxy Voting:	
Name of proxy holder:	N/A
Number of voting rights proxy holder	N/A

will cease to hold:	
Date on which proxy holder will cease to hold voting rights:	N/A

Additional information:	Please note the group has other holdings which are covered by exemptions.
Contact name:	Tracey Bigmore
Contact telephone number:	01753 837000

END

END